

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Glenn Sanford
Chief Executive Officer
EXP World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

> **Re: EXP World Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2019**
> **File No. 333-229451**

Dear Mr. Sanford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities